CHINA CERAMICS CO., LTD. WWW.CCERAMICS.COM Investor Presentation June 2011

Safe Harbor Statement This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities & Exchange Commission. The forward-looking statements contained in this presentation are made only as of today, and China Ceramics is under no obligation to revise or update these forward-looking statements.

Company Overview Founded as Jinjiang Hengda Ceramics in 1993 Manufactures six different types of ceramics tiles used for exterior siding Ceramic tile market growth correlates with the strong construction and urbanization trends in China Plant capacity to increase by 90% to 72 MM square meters by 2012 from Dec.’10 levels Government initiatives to promote affordable housing augurs robust construction growth Over 2,000 tile color and size combinations enable extensive customer choice High brand recognition, five brands sold under “Hengda / HD”, “Hengdeli / HDL”, “TOERTO”, “WULIQIAO”, and “Pottery Capital of Tang Dynasty” trademarks Robust Growth 160 140 120 100 80 60 40 20 0 FYE Dec 31 USD in MM 122.0 25.9 159.2 33.6 33.5 6.6 46.8 8.2 FY 2009 FY 2010 Q1 2010 Q1 2011 Revenue Net Income

Equity Snapshot NasdaqGM: CCCL FYE: Dec. 31 Price (6/23/11) $4.16 Primary Shares Outstanding* 18.25 MM Market Capitalization $75.9 MM Cash (Mar 31) $13.0 MM Debt (Mar 31) $14.8 MM Revenue (TTM Mar 31 ) $172.5 MM Net Income (TTM Mar 31) $ 35.2 MM Fully Diluted EPS ( TTM Mar 31) $2.33 P/E Ratio 1.79 x * We have 18.25M shares outstanding giving effect to the 1.79 million shares held in escrow and released on April 7, 2011 as part of a purchase agreement pay-out. CCCL has 2.75 million warrants outstanding with an exercise price of $7.50 and an expiration Ceramics date- of Overview November 16, 2012.

Corporate History Founded in 1993 as a manufacturer of outdoor ceramics tiles in Jinjiang, Fujian Province Received the certification of ISO9002, ISO9001 and ISO14001 in 1999; Gradually built up brand reputation Introduced state-of-the-art equipment from abroad; recently expanded Hengda capacity to 32.2M sq. meters with 9 production lines Awarded Asia's 500 Most Influential Brands of 2010 Acquired Hengdali facility in Jan.’10; Tot. manufacturing capacity of both Hengda & Hengdali expected to reach 72 million sq. meters by 2012 Listed on NASDAQ (CCCL) in November 2010 Owns 4 patents with right to use 11 more.Continuously focusing on R&D for environmental-friendly products Completed merger with SPAC (CHAC) in November 2009

Investment Highlights Prominent manufacturer of exterior ceramic tiles Intent upon capitalizing upon China’s construction and urbanization trend Plant capacity expansion enables capture of market share Motivated distributors and direct sales drive revenue Product customization enables premium pricing and sustainable margins Favorable government policies stimulate demand in Tier II and Tier III cities World-class brands known for their quality and innovation

Urbanization Trend Provides Underpinning to Real Estate Construction China China’s total urban population reached 666 million in 2010 vs. 450 million in 2001 The scale and pace of China’s urbanization trend is unprecedented: 219 cities of more than 1 million and an aggregate urban population nearing 1 billion are projected by 2025 Tier I cities are expected to account for only 10% of China’s commercial real estate activities by 2020, highlighting the significant development opportunities in Tier II and Tier III cities Urbanization Trend in China. 700 650 600 550 500 450 400 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Urban Population Urbanisation Trend % of Population Urbanized by Country – Indonesia Malaysia Russia 50.3% 69.4% 72.9% US UK 81.4% 89.9% Source: National Bureau of Statistics of China

A Long-Term Trend of Strong Real Estate Growth in China The scale of construction in China is immense: the expected future increase in cities is equal to the residential floor space of a number of European cities today Strong underlying demand for housing is expected throughout the next decade; any correction should be short-lived There are fewer restrictions by municipal governments in Tier II and Tier III cities The 2010 influx of land supply recorded in Tier II and Tier III cities will be transferred to the construction pipeline, creating huge demand for materials including ceramics Central government initiatives stipulate for 36 million new affordable housing units, of which 10 million units will be built this year Forecast of Net Increase in Urban Residential Existing Residential Building Stock (2011-2020) Building Stock Chongqing1,109 Poland 807 Chengdu 447 Greece 494 Zhengzhou 396 Portugal 424 Tianjin 389 Sweden 411 Beijing 350 Czech Rep. 369 Xi’an 279 Romania 366 Changsha 272 Switzerland 352 Shanghai 271 Hungary 319 Shenzhen 265 Austria 318 Dongguan 234 Denmark 282 a. all data in mm sq. meters b. Figures are for urban areas within referenced prefecture/municipality. c . Chongqing municipality’s unusually large increase partly reflects its large size compared with other prefectures. Sources: Economist Intelligence Unit; National Bureau of Statistics (China); UNECE

Key Market Trends Beneficiary of China’s long-term urbanization trend Product trend – New outdoor ceramic tiles products are “Green”, lighter, heat insulating and noise-reducing Potential of Tier II and III Cities Much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III citiesAccording to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2020 Restrictive policies imposed on housing in Tier I cities, encouraging real estate activities in Tier II and Tier III cities Significant land hoarding could mean large construction project launches in coming years Importance of distributors China’s outdoor ceramic tile industry relies heavily on distributors; an estimated 73% of total sales are made through distributors As competition intensifies, more manufactures will bid for large construction projects in an attempt to sell products to real estate developers directly

Competitive Landscape China’s outdoor ceramics tile industry is highly fragmented with hundreds of manufacturers More than 200 manufacturers are located in Jinjiang, with a combined annual production volume of 70% of China’s total production volume Others are mainly located in Foshan, Zibo, Linyi, and Dehua, specializing in manufacturing interior wall and floor ceramic tiles Competition often based on quality, branding, service and produce diversity, CCCL’s strengths Major competitors include: White Rabbit Ceramics ( circa. 5%) Jinjiang Tengda Ceramics Co. ( circa.3%) Fujian Jinjiang  Xielong Ceramics Co. ( circa.1%) Zibo & Linyi Jiajiang Dehua Jinjiang Foshan

Comprehensive Product Suite The company has over 2,000 size and color combinations Porcelain 74% of Sales Glazed 10% of Sales Rustic 7% of Sales Glazed Porcelain 5% of Sales Ultra Thin 4% of Sales Polished Glaze New product launched in Q2 2011 Wide array of standardized and made-to-order products

Research & Development R&D is an integral component of the Company’s culture and a key to its competitive advantage The 85 person team has developed over 2,000 types of different product combinations Awarded Asia's 500 Most Influential Brands of 2010 Devised an energy recycling system that reuses excess heat and energy that saves up to 20% of cost Recently launched Pottery Capital of Tang Dynasty, a polished glazed tile that is a replacement for actual marble or stone materials Develops environmentally friendly products like ultra-thin, light-weight tiles

Modern Production Lines Ensure High Quality Raw Material Inspecting Mixing & Grinding Spray Drying Molding Glazing Firing Plant’s ISO 9001:2000 accreditation signifies high quality control processes

Established and Loyal Customer Base China Ceramics Domestic distributors 82% of sales International distributors 7% of sales Real estate developers 11% of sales 89% of products sold to 40 exclusive domestic distributors and 6 international distributors 11% of products sold directly to larger real estate developers via own sales force The top ten customers have purchasing from CCCL over 10 years each The top ten customers represented 33% of total sales in 2010 Sales in Tier II and Tier III cities account for over 90% of sales Recently signed a contract with Evergrande, one of the largest property developers in China Our Sales Coverage

Sales Process Meet / Introduction to customers Discuss design and product specifications Sign contracts Delivery After-sales service Excellent communication between our sales force and distributors avoids overlapping of sales Distributors required to make monthly reports on customer requirements Provide installation instructions and collect after-sales feedback by our sales force Seeking new highly-qualified distributors to expand geographic reach We typically book sales within 2-3 months of delivery

Chengdu Kanjun Garden 210,000 sq. meters China Resources Land Limited Lanxi Town 100,000 sq. meters The 11th National Games Village 95,000 sq. meters Hangzhou Redbud Garden 53,000 sq. meters Xiamen Blue Gulf Peninsula 133,000 sq. meters Shenyang Institute of Aeronautical Engineering 97,000 sq. meters

Stable Supplier Base Clay and coal are the two major raw materials for tile production, accounting for 47% of COGS Over 10 years’ cooperation with key suppliers ensures on-time supply and reasonably stable pricing All raw materials are inspected on delivery for quality control Raw Material % of COGS # of Suppliers Clay 27 9 Coal 20 6 Coloring 16 8 Glazing 4 4

Sustainable Gross Margins Continued steady demand – backlog and channel checks indicate a steady pace of new construction projects. Customized product – nearly all production is built to order for specific projects. High quality manufacturing – ISO certified; international manufacturing equipment. Quality, well-known brand –  “Asia’s 500 Most Influential Brands 2010” award. Economies of scale – large plants enables a superior range of products at competitive price points. Energy efficiency – production lines recover and / or reuse waste water, waste dust, exhaust and kiln after-heat. This decreased energy costs by 20% in our Hengda factory. Due to our reputation for quality, we are able to sell our products at a 15-20% premium vs. our competitors

Plant Expansion and Fully Funded Capital Expenditures Hengda Hengdali Total (All Capacity figures in Square Meters) Capacity as of Dec. 2010 28.0M 10.0M 38.0M Current Capacity 32.2M 10.0M 42.2M 2011 Expansion  (in aggregate) 42.0M 30.0M 72.0M Anticipated Completion Date Q3 2011 Q3 2011 Targeted Utilization Timeline Q3 2011 Q4 2011 Q1 2011 Expenditures $ 5.4M $19.6M $25.0M Remaining Expected Capital Expenditures $21.6M $10.4M $32.0M Total Estimated Capital Expenditures 2011 $27.0M $30.0M $57.0M 2012 Expansion  (in aggregate) 42.0M 44.0M 86.0M Anticipated Completion Date Q3 2011 Q4 2012 Targeted Utilization Timeline Q3 2011 Q1 2013 Total Estimated Capital Expenditures 2012 $Nil $35.0M $35.0M

Growth Strategy Continue to capitalize upon strong brand awareness Utilize the near doubling of production capacity Reach new markets – new Gaoan facility extends reach while reducing costs Continue to broaden product suite – through innovative R&D Penetrate new markets – via a broadened distribution network Evaluate selective M&A opportunities Key focus is to ramp market share domestically and to exploit market opportunities abroad

Robust Revenue Growth 4-Year CAGR: 25.2% FYE: Dec 31 (USD In millions) 180 160 140 120 100 80 60 40 20 0 81.1 105.9 122.2 159.2 2007 2008 2009 2010 YoY Growth: 39.7% 50 45 40 35 30 25 20 15 10 5 0 33.5 46.8 Q1 2010 Q1 2011 For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Strong Financial Margins 40%.35% 30% 25% 20% 15% 10% 5% 0% 20% 26% 30% 22% 30% 33% 18% 24% 31% Q1 2010 Q4 2010 Q1 2011 Net Profit Profit Before Tax Gross Margin Planned reduction in OEM outsourcing and increased capacity should continue to improve margins

Strong Balance Sheet As of Mar 31 As of Dec 31 (USD In millions) 2011 2010 2010 Cash 13.0 19.3 39.9 Debt 14.8 13.1 14.7 Total Working Capital 50.5 41.8 62.7 Shareholders’ Equity 144.1 80.5 133.7 Days Sales Outstanding 91 109 95 Inventory Turnover 83 73 73 ROE (TTM) 24% 30% 25%

Capital Markets: Key Differentiators Management CEO founded the company and is well-known industry expert CFO an English-speaking CPA formerly at Deloitte Touche Strong fundamentals, 25% revenue CAGR, 24% ROE, net margins of 20%+ Oversight Independent Board directors with prominent business backgrounds Former long-time partner at Price WaterhouseCoopers is head of the Audit committee Grant Thornton has audited the company’s financials going back to 2008 Measures that build confidence in the US capital markets Transparency Corporate, disclosure and regulatory best practices Regular investor communications via earnings calls, conferences (GHS and Oppco forthcoming) Analyst coverage – Roth; recent Maxim and Global Hunter visits Additional Measures Independent directors purchased shares (May 2011) SAIC filings posted on website and kept current Warrant exchange and stock offering grew shareholder base, solidified capital and enabled Nasdaq uplisting

Purchase Agreement Pay-Out Net Income Target Implied Growth Shares Released to Seller (US$ in million) 2009 22.3 1,214,127 on 5/26/10 2010 31.4 ~ 40% 1,794,800 on 4/7/11 2011 43.5 ~ 40% (a) (a) 2,176,836 shares are being held in escrow and remain to be released based on earnings targets; 3,008,927 shares have been released from escrow to date. Stock Price Target An additional 3 million shares are held in escrow based upon stock price targets: If the stock price reaches $20 for 20 trading days within a 30 day period prior to 4/30/12, two million shares will be issued; If the stock price trades at or above $25 for 20 trading within a 30 day period prior to 4/30/12, an additional one million shares will be issued.

Management Team Jiadong Huang CEO Founder of Jinjiang Hengda Ceramics Co., Ltd. In 1993 20 years of experience in the China ceramic tile industry Vice Chairman of Fujian Province Ceramic Industry Association and Executive Director of Jinjiang City Chamber of Import and Export Trade Edmund Hen CFO Former CFO of a Sichuan switchgear manufacturer and accountant for Dickson Concepts Ltd., a publicly-listed Hong Kong company Formerly at Deloitte Touche Tohmatsu and a variety of accounting firms Bachelor Degree from University of East Anglia, United Kingdom Associate member of Institute of Chartered Accountants in England and Wales, and of the Hong Kong Institute of Certified Public Accountants Peizhi Su Sales Deputy GM & Director Over 10 years of experience in the China ceramic tile industry Established a national sales network  of distributors and property developers Also a Director of the Company Weifeng Su General Legal Counsel & Secretary Lawyer at Fujian Minrong Law Firm from 2005 to 2007 Graduated from the School of Law of Xiamen University Also a Director of the Company

Board of Directors Paul K. Kelly Non-Executive Chairman Founder and CEO of both Knox & Co., an investment bank, and The Westgate Group, an advisory firm which emphasizes business opportunities in China and Asia Served in senior management positions at several Wall Street investment banks Was the founder of CHAC, the Company’s predecessor corporation Cheng Yan Davis Special Advisor to University of Columbia Special Advisor and Vice Dean of University of Pennsylvania where she pioneered management programs for Chinese executives Advisor to blue-chip companies including CIGNA, Lucent, China Telecom, China Industrial Bank, Morgan Stanley and Motorola. Ding Wei Dong Over 40 years of experience and expertise in the building materials Industry Honorary President of China Building Ceramics and Sanitaryware Association and served as President (1997– 2008) Graduated from Nanjing University of Science and Technology Bill Stulginsky Audit Committee Chairman Was a Partner at Pricewaterhouse Coopers and has over 36 years of experience in public accounting with clients in a wide variety of industries On Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia

Summary China Ceramics is a key competitor in a highly fragmented space Plant expansion and doubled capacity production will enable more dominant market positioning Sustainable competitive advantage due to capacity expansion, R&D, exclusive distributor relationships and world-class brands Construction materials industry looks to benefit from China’s continued construction and urbanization trend Government policies will spur construction in Tier II and Tier III cities Geographical location is optimal for supplier network 2011 plan is to expand market share and increase export growth

Appendix: Corporate Structure China Ceramics Co. Ltd. (CCCL:NASDAQ) (BVI) Nov 2009 Former SPAC: China Holdings Acquisition Corp. (CHAC) (Delaware) Jun 2007 Nov 2009 100% Success Winner Limited (BVI) May 2009 Jun 2009 100% Stand Best Creation Limited (HK) Jan 2008 Off-shore Apr 2008 100% On-shore: PRC Jinjiang Hengda Ceramics Co., Ltd. Sep 1993 WOFE Jan 2010 100% Jiangxi Hengdali Ceramic Materials Co., Ltd. Jun 2008

China Ceramics Co. Ltd.Edmund Hen, CFO Email: info@cceramics.com CCG Investor Relations David Rudnick Phone: (1) 646 626 4172 Email: david.rudnick@ccgir.com SEC Attorney Loeb & Loeb Mitchell Nussbaum, Partner Tel: (1) 212 407 4159 Email: mnussbaum@loeb.com Giovanni Caruso, Partner Tel: (1) 212 407 4866 Email: gcaruso@loeb.com Auditors Grant Thornton PRC Tel: (86) 21 2322 0200 This Presentation of China Ceramics Co. Ltd. was developed by the Company and CCG and is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock. This presentation is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not represented by China Ceramics Co. Ltd. or CCG as being fully accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.